Mail Stop 4561

August 28, 2008

Mr. Lawrence D. Bain
Chief Executive Officer
Prolink Holdings Corp.
410 S. Benson Lane
Chandler, Arizona 85224

Re: Prolink Holdings Corp.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 0-25007

Dear Mr. Bain:

We have reviewed your response letter dated August 19, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 8, 2008.

Form 10-KSB Filed for the Period Ended December 31, 2007

Note 1. Nature of Business and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Accounts Receivable, page F-8

1.   Please confirm the amounts remaining on your balance sheet owed by NCC and E-Z-Go. Further, explain to us why you believe that these amounts are collectible considering the negative responses from each company. Finally, consider expanding your liquidity disclosures to explain, in detail, how you overcome the negative evidence to conclude that the amounts are still collectible.

Revenue Recognition, page F-9

2.　　Your revenue recognition accounting policy does not address entering into of sales-type lease arrangements or your subsequent sale and or assignment of these leases. Your accounting policies should provide disclosures adequately addressing the applicable accounting guidance (e.g., SFAS 13 and SFAS 140) and readers should understand the accounting that applies to each phase of these transactions. Tell us how you plan to address this by providing us with draft disclosures.

3.　　We note that you assert that the "exact amount" owed for P4P service contracts was known when recognized on a monthly basis due to your ability to monitor the exact number of rounds played. Tell us whether your partners had any contractual rights to remit less than these amounts "owed" for purposes of covering administrative expenses, debt service costs, or other reasons. In addition, tell us whether there were any clauses in the contract that deferred your rights to collect fees until the expenses and fees were determined or calculated.

* * * * * * *

　　Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

　　You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comments.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Mark Kronforst
　　　　　　　　　　　　　　　　　　Accounting Branch Chief